Exhibit 99.1

Public & Investor Relations, Corporate & Marketing Communications

FOR:	OPTIBASE, LTD.

OPTIBASE	Yael Paz
CONTACT:	+972 99709 255
yaelp@optibase.com

KCSA	Jeff Corbin	Lee Roth
CONTACTS:	(212) 896-1214	(212) 896-1209
	jcorbin@kcsa.com	lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE, LTD. ANNOUNCES THIRD QUARTER RESULTS

Company launches best-in-class MPEG-4 AVC solution

        HERZLIYA, Israel, November 8, 2005 – Optibase, Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions today announced financial results for the third quarter ended September 30, 2005.

        Revenues for the third quarter ended September 30, 2005 were $5 million compared with $6.5 million in the second quarter of 2005 and $6.1 million for the same period a year ago.

        Net loss for the quarter ended September 30, 2005, was $176,000 or $0.01 per basic and fully diluted share, compared with a net income of $113,000 or $0.01 per basic and fully diluted share for the second quarter of 2005 and with a net loss of $641,000 or $0.05 per basic and fully diluted share for the third quarter of 2004. Weighted average shares outstanding used in the calculation for the periods were approximately 13.2 million basic and fully diluted for the third quarter of 2005, 13.2 million basic and 13.8 million fully diluted for the second quarter of 2005 and approximately 13.1 million basic and fully diluted for the third quarter of 2004.

        For the nine months ended September 30, 2005, revenues totaled $18.5 million, compared with $14.3 million for the same period in 2004. Net loss for the period was $237,000 or $0.02 per basic and fully diluted share, compared to a net loss of $841,000 or $0.06 per basic and fully diluted share for the nine months ended September 30, 2004. Weighted average shares outstanding used in the calculation for the periods were approximately 13.2 million and 13.1 million respectively.

OPTIBASE REPORTS/2

        As of September 30, 2005, the Company had cash, cash equivalents and other financial investments, net, of $47.4 million, and shareholders’ equity of $47.5 million.

        Uzi Breier, CEO of Optibase, said, “This quarter saw return orders from our satisfied customers in the IPTV market. Both North American and International customers placed return orders for our MediaGateway platforms to extend their head-end capabilities. We take pride in this vote of confidence and believe it illustrates the quality of our technology and strong customer relationships.”

        Mr. Breier continued, “While we still await the maturation of the IPTV market, we continue to develop and demonstrate our technological innovations. We launched our integrated MPEG-4 AVC head-end solution and demonstrated the technology at the International Broadcasting Convention in early September with favorable reviews. Additionally, through a revenue sharing agreement with Boris FX for our non linear editing activities, we are now able to devote more time and resources to the IPTV market.

        Mr. Breier concluded, “We remain focused on our goals and believe our core capabilities in the growing IPTV market, ongoing commitment to cutting edge technology, and a solid balance sheet position Optibase for long-term growth.”

About Optibase

Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The Company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in, Japan, China and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and Original Equipment Manufacturers’ partners. For further information, please visit www.optibase.com.

OPTIBASE REPORTS/3

Conference Call:
Optibase has scheduled a conference call for 9 a.m. EDT today, November 8, to discuss the third quarter results. Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com. This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

OPTIBASE REPORTS/4

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2005

	Nine months ended		Three months ended
	September 30 2005 $	September 30 2004 $	September 30 2005 $	September 30 2004 $
	Un audited	Un audited	Un audited	Un audited

Revenues	18,493	14,277	5,004	6,132
Gross profit	10,198	7,854	2,801	3,284
Operating expenses:
Research and development, net	3,625	3,763	1,049	1,746
Selling, marketing, general and
administrative	9,991	8,866	3,252	3,589
Restructuring charges	209		125
Impairment of acquired intangibles		800		-
Total operating expenses	13,825	13,429	4,426	5,335
Operating loss	(3,627)	(5,575)	(1,625)	(2,051)
Other Income (expenses)	475	807	654	(259)
Financial income, net	2,915	3,927	795	1,669
Net (loss)	(237)	(841)	(176)	(641)
Other comprehensive (loss) income
Unrealized holding (losses) gains on available
for sale securities	(3,441)	(260)	(2,135)	423
Total comprehensive loss	(3,678)	(1,101)	(2,311)	(218)
Net (loss) Income per share:
Basic	$(0.02)	$(0.06)	$(0.01)	$(0.05)
Diluted	$(0.02)	$(0.06)	$(0.01)	$(0.05)

Number of shares used in computing
Earning per share
Basic	13,185	13,053	13,207	13,093
Diluted	13,185	13,053	13,207	13,093

Amount in thousands, except per share data

OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Balance Sheets

	September 30 2005 $ Un audited	December 31 2004 $ Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments	47,422	51,977
Trade receivables net of bad debts	2,738	3,227
Inventories	3,594	4,893
Other receivables and prepaid expenses	1,453	1,567
Total current assets	55,207	61,664

Other long term investments	2,434	2,366
Fixed assets, net	1,534	1,393
Other assets, net	-	60
Total assets	59,175	65,483

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	2,291	2,685
Accrued expenses and other liabilities	7,238	9,802
Total current liabilities	9,529	12,487
Accrued severance pay	2,181	2,169

Total shareholders' equity	47,465	50,827
Total liabilities and shareholders' equity	59,175	65,483

Amounts in thousands